Room 4561

April 18, 2007

Steven D. Pellizzer
Chief Financial Officer
Cybersource Corporation
1295 Charleston Road
Mountain View, California 94043

Re: Cybersource Corporation
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 13, 2007
        File No. 000-26477

Dear Mr. Pellizzer:

        We have reviewed the above referenced filing and have the following comments.
Please note that we have limited our review to the matters addressed in the comments below.
We may ask you to provide us with supplemental information so we may better understand
your disclosure. Please be as detailed as necessary in your explanation. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 34

1. We note that miscellaneous services (i.e. credit card chargebacks) related to global
    acquiring fees are being recorded on a gross basis in accordance with EITF 99-
    19. Clarify whether all of your global acquiring fees are being recorded on a gross
    basis. In sufficient detail, for all categories of global acquiring fees, please explain
    your consideration of each of the factors set forth in paragraphs 7 – 17 of EITF 99-19.

Cite the relevant terms of your merchant contracts and tell us whether any other parties such as the processing vendor, card-issuing bank, or sponsoring bank are a party to your merchant contracts.

Note 2. BidPay.com Acquisition, page 41

2. We note that you do not appear to be amortizing the portion of the purchase price allocated to trade names. Explain in detail the basis for assuming an indefinite life for trade names. That is, describe your consideration of each of the factors set forth in paragraph 11 of SFAS 142.

Controls and Procedures, page 49

Disclosure Controls and Procedures

3. Your conclusion that your disclosure controls and procedures are effective "in timely alerting [you] to material information required to be included in this report" is more limited than what is called for under Rule13a-15(e) of the Exchange Act. Similarly narrow language is included in your Forms 10-Q. Confirm, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in your reports filed or submitted under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed is accumulated and communicated to management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. In addition, confirm your intent to conform your disclosures in future filings.

4. We note your statement in the last sentence of the first paragraph that "the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote." Confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove your reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 34-47986.

Changes in Internal Control Over Financial Reporting

5. We note your statement that "there have been no significant changes in the Company's internal controls or in other factors which could significantly affect internal controls subsequent to the date the Company carried out this evaluation." Item 308(c) of Regulation S-K requires the disclosure of "any" change in your internal controls that occurred "during [your] last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. Tell us, and clarify in future filings, whether there was any change, as defined by Item 308(c), in your internal control over financial reporting.

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As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Tamara Tangen at (202) 551-3443 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief